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July 11, 2014

VIA EDGAR correspondence

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Matthews International Funds - File Nos. 033-78960 and 811-08510

Ladies and Gentlemen:

On behalf of the Matthews International Funds, doing business as the Matthews Asia Funds (the “Registrant” or the “Funds”), we hereby respond to the oral comments provided on May 12, 2014 by Mr. Kenneth Ellington of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Form N-CSR for the fiscal year ended December 31, 2013 filed on March 7, 2014 (the “Annual Report”). The responses provided in this letter are based on information provided by the Registrant.

Those comments are repeated below and organized in the same fashion as presented by Mr. Ellington.

1.	Comment: With respect to country allocation for the Matthews Asia Focus Fund (the “Asia Focus Fund”), as disclosed in the Annual Report, approximately 22% of the Asia Focus Fund’s assets are invested in countries outside of Asia. Please explain supplementally how the Asia Focus Fund complies with its strategy of investing at least 80% of its total assets under normal market conditions in “companies located in Asia excluding Japan, but including all other developed, emerging and frontier countries and markets in the Asian region.”

Response: The Asia Focus Fund was in compliance with that 80% test as required under Rule 35d-1 under the Investment Company Act of 1940, as amended, on the date of the Annual Report. As stated in the current prospectus for that Fund, “[a] company is considered to be “located” in a country or a region if it has substantial ties to that country or region, including for example, if it (i) is organized under the laws of that country or any country in that region; (ii) derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed, or has at least 50% of its assets located, within that country or region; (iii) has the primary trading markets for its securities in that country or region; or (iv) is a governmental entity or an agency, instrumentality or a political subdivision of that country or any country in that region.” Under that definition, and consistent with the Registrant’s compliance program, over 80% of the Fund’s total assets were invested in the specified Asia region. The Annual Report nonetheless characterized two companies as outside of Asia (one in the U.S. and one in the U.K.) for reporting purposes based on each company’s country of incorporation rather than any of the multiple Asian countries where each company collectively generates a majority of its revenue and profits. As with the case of other companies that are primarily tied to the Asia region as a whole, the Annual Report could not report either of these companies as based in a particular country in Asia.

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Securities and Exchange Commission

July 11, 2014

2.	Comment: With respect to sector allocation for the Matthews Asia Strategic Income Fund, the Asia Focus Fund and the Matthews Pacific Tiger Fund, as disclosed in the Annual Report, 46.7%, 26.7% and 26.5% of the respective Fund’s total portfolio are invested in the financials sector. Please add disclosure regarding these Funds’ investments in the financials sector in the principal investment strategies and principal risks sections of the Funds’ prospectus when the Registrant next amends its Registration Statement for any other reason.

Response: The financial sector is very broad and includes various sub-sectors and industries, which do not necessarily have common risk factors. For example, with respect to the Matthews Asia Strategic Income Fund, as of the date of the Annual Report, holdings in the financial sector included investments in commercial banks, diversified financial services companies, and real estate companies, with none of those sub-sectors constituting more than 25% of that Fund’s total portfolio. By way of further example, other sub-sectors within that financial sector can include capital markets businesses such as brokerage services, insurance services, among others. For this reason, the Registrant does not believe further risk disclosure is needed unless it expects sub-sector or industry concentration for a Fund to exceed that 25% level.

3.	Comment: The administration and shareholder servicing fees reported in the Statement of Operations of each Fund in the Annual Report, which consist of administration and shareholder servicing fees payable to Matthews International Capital Management, LLC (“Matthews”) and those payable to third-party service providers, are recalculated at a higher rate than the amount disclosed under the sub-caption “Administration and Shareholder Servicing Fees” in the Annual Operating Expenses table (the “Fee Table”) in each Fund’s summary prospectus. While the amount disclosed under the caption “Total Annual Fund Operating Expenses” in the Fee Table for each Fund is accurate, the amount disclosed under the sub-caption “Administration and Shareholder Servicing Fees” in the Fee Table for each Fund appears to include only administration and shareholder servicing fees payable to Matthews and not those payable to third-party service providers. Please reconcile the difference in administration and shareholder servicing fees for each Fund disclosed in the Annual Report and the Fee Table.

Response: The Registrant believes that Note 5 in the financial statements in the Annual Report provides the necessary reconciliation. For example, with respect to the Asian Growth and Income Fund, the total for “Administration and shareholder servicing fees” shown in the Statement of Operations on page 90 of the Annual Report was $9,237,488. As disclosed in Note 5 on page 129, the administration and shareholder servicing fees paid to the investment adviser under its agreement was $6,478,164, and the administration and shareholder servicing fees paid to other parties that provide shareholder servicing and related services to the fund and its shareholders was $2,759,324, which totals $9,237,488 as reported in the Statement of Operations.

The “Administration and Shareholder Servicing Fees” shown as part of “Other Expenses” in the fee and expense table in the prospectus reflect only the amounts paid to the investment adviser. The shareholder service fees paid by the Funds to third parties remain part of the “Other Expenses” shown in that table. Under instruction 3(a) to Item 3 of Form N-1A, the Registrant is required to show as Management Fees any management fees or administrative fees not included as Other Expenses. The Registrant believes it appropriate to separately disclose the administrative and shareholder servicing fees paid to the investment adviser rather than including those amounts in other expenses without any identification. That optional break-out is permitted under Instruction 3(c)(iii) of that Item 3.

Securities and Exchange Commission

July 11, 2014

* * * * *

We also hereby provide the following statements on behalf of the Registrant:

●	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc:	Matthews International Capital Management, LLC